Telefacsimile:


MATHEW TROSTER

OLDE MONMOUTH STOCK TRANSFER
77 Memorial Parkway, Suite 101
Atlantic Highlands, New Jersey

RE: Issuance of Shares

Dear Mr. Troster:

Request is hereby made for issuance of a certificate representing one million four hundred thousand (1,400,000) shares of unrestricted common stock of OREX GOLD MINES CORPORATION to:

                              MICORN MINING COMPANY
                              # 507, 837 West Hastings Street
                              Vancouver, British Columbia V6C 3N6


These shares are to be issued in reliance on the exemption in accordance with Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. Accordingly, the certificate for such shares should not hear any restrictive legend and should not be subject to any stop order.

Please forward the certificate overnight mail to Micron Mining Company.

Sincerely,



DONALD J. SHAW, ESQ